EX-99(a)(5)(i)

TEMPLETON GLOBAL INCOME FUND 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON GLOBAL INCOME FUND (“GIM”)
COMMENCES SELF-TENDER OFFER FOR UP TO 70% OF ITS SHARES

Fort Lauderdale, Florida, November 8, 2021. Templeton Global Income Fund [NYSE: GIM] today announced that it has commenced an issuer tender offer to purchase for cash up to 93,900,910 of its common shares, representing 70% of its issued and outstanding common shares. Unless extended, the tender offer will expire at 11:59 p.m., New York City time, on Tuesday, December 7, 2021. Subject to various terms and conditions described in offering materials distributed to shareholders: (1) purchases will be made at a price per share equal to 99% of the Fund’s net asset value (NAV) per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase the number of shares equal to the offer amount on a prorated basis.

The Fund will likely sell portfolio instruments during the tender offer to raise cash for the purchase of common shares. Thus, during the pendency of the tender offer, the Fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents and may not be able to meet its investment goals and invest consistent with its investment strategy. Upon conclusion of the tender offer, the Fund is expected to have sufficient assets to continue to meet its investment goals while also continuing to deliver on its mandate to  provide high current income by paying monthly distributions to shareholders who remain invested in the Fund.

The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 800-342-5236 or on the Fund’s website at:

https://www.franklintempleton.com/investments/options/closed-end-funds/products/146/SINGLCLASS/templeton-global-income-fund-inc/GIM.

Shareholders are advised to read the offer to purchase, as it contains important information.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund’s annual report for the fiscal year ended December 31, 2020, are available without cost at the SEC’s website at www.sec.gov or by calling 800-342-5236.
The Fund is a non-diversified closed-end fund. The Fund’s primary investment objective is to seek to provide high, current income, with a secondary goal of capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in income-producing securities, including debt securities of U.S. and foreign issuers, including emerging markets. There is no assurance that the Fund will achieve its investment objectives.
The Fund has implemented a managed distribution policy whereby the Fund will make monthly distributions to common shareholders at an annual minimum fixed rate of 7.5 percent, based on the average monthly NAV of the Fund's common shares. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

#	#	#

For further information on Templeton Global Income Fund, please visit our web site at: www.franklintempleton.com

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 165 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company brings extensive capabilities in equity, fixed income, multi-asset solutions and alternatives. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 70 years of investment experience and over $1.5 trillion in assets under management as of September 30, 2021. For more information, please visit franklintempleton.com.